

16014739

aKB

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 07 2016
Washington DC
409

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67294

aKB

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CMC Transaction Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Proctor Street
(No. and Street)

Manchester	MA	01944
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benjamin J. Conway (978) 526-8336
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samet & Company, PC
(Name – *if individual, state last, first, middle name*)

1330 Boylston Street	Chestnut Hill	MA	02467
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Benjamin J. Conway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CMC Transaction Services, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



KATHIE M. DELLAPIANA
Notary Public, Commonwealth of Massachusetts
My Commission Expires August 26, 2022

Signature

PRINCIPAL

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SAMET

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
CMC Transaction Services, LLC (formerly Johnston Blakely & Company, LLC)

We have audited the accompanying statement of financial condition of CMC Transaction Services, LLC as of December 31, 2015, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of CMC Transaction Services, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CMC Transaction Services, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of CMC Transaction Services, LLC's financial statements. The supplemental information is the responsibility of CMC Transaction Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Samet & Company PC

Chestnut Hill, Massachusetts

February 20, 2016

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com

CMC TRANSACTION SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS		
Cash	$	17,680
Accounts Receivable		716
	$	18,396
LIABILITIES AND MEMBER'S EQUITY		
Member's equity		18,396
	$	18,396

*See notes to financial statements

CMC TRANSACTION SERVICES, LLC

STATEMENT OF INCOME
Year Ended December 31, 2015

Revenue:	
Investment Banking	$ 414,435
Operating expenses	
Rent	12,000
Telephone	3,173
Travel and entertainment	13,909
Professional fees	5,700
Licenses and permits	3,408
Other expenses	1,057
	39,247
Net income	$ 375,188

*See notes to financial statements

CMC TRANSACTION SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2015

Balance January 1, 2015	$	20,708
Net income		375,188
Contributions from member		12,500
Distributions to member		(390,000)
Balance December 31, 2015	$	18,396

*See notes to financial statements

CMC TRANSACTION SERVICES, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2015

Cash flows from operating activities:	
Net income	$ 375,188
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in accounts receivable	(716)
Decrease in accounts payable	(99)
Net cash provided by operating activities	374,373
Cash flows from financing activities:	
Member contributions	12,500
Member distributions	(390,000)
Net cash used for financing activities	(377,500)
Net decrease in cash during the year	(3,127)
Cash, beginning the year	$ 20,807
Cash, end of year	$ 17,680

*See notes to financial statements

NOTES TO FINANCIAL STATEMENTS
December 31, 2015

Note 1 **Organization and nature of business**

CMC Transaction Services, LLC (the "Company"), formerly known as Johnston Blakely & Company, LLC and renamed in June 2015, was formed in 2006 and is a Massachusetts limited liability company. The Company advises on and negotiates mergers, acquisitions and private placements for established and emerging companies in the life science industries. The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). As provided for in the Company's limited liability agreement, the Company will continue until December 31, 2100 unless terminated sooner pursuant to the limited liability agreement. No member shall be liable for the debts, liabilities, contracts or other obligations of the Company as a result of being a member of the Company.

Note 2 **Summary of significant accounting policies**

Revenue recognition
The Company enters into contracts with customers for advisory services and service fees based on a fixed percentage of the total consideration paid once the merger, acquisition or private placement (the "Transaction") is closed. Accordingly, management recognizes advisory fees when services are performed and recognizes success fees when the transaction is completed.

Income taxes
The sole member of the Company has elected to have the Company taxed as a single-member LLC. Accordingly, the Company is not subject to federal or state income taxes. All taxable income/loss and tax credits are reflected on the income tax return of the member.

Income tax positions
The Financial Accounting Standards Board ("FASB") has issued a standard the clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse affect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions.

Note 2 **Summary of significant accounting policies (continued)**

Income tax positions (continued)

If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company's federal and state income tax returns are generally open for examination for the past three years.

Fair value of financial instruments

The carrying amounts of financial instruments, including cash and accounts receivables approximates fair value due to the short maturities of these assets.

Use of estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Subsequent events

The Company has evaluated subsequent events through February 20, 2016, which is the date the financial statements were available to be issued.

Note 3 **Net capital requirements**

The company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to1. At December 31, 2015 the Company's net capital was $17,680, which was $12,680 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was zero to one.

Note 4 **Concentrations**

Customers

The Company earned 82.1% of its revenue from one customer during the year ended December 31, 2015.

Note 4 **Concentrations (continued)**

Cash
The Company maintains its cash at financial institutions in bank deposits, which may exceed federally-insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk with respect to cash.

CMC TRANSACTION SERVICES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
December 31, 2015

Member's Equity	$	18,396
Nonallowable assets	$	716
Net Capital	$	17,680
Aggregate indebtedness		
Accounts Payable	$	-
Total aggregate indebtedness	$	-
Computation of basic net capital requirement		
Minimum net capital required	$	-
Minimum dollar net capital required	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	12,680
Net capital less 120% of minimum dollar net capital required	$	11,680
Percentage of aggregate indebtedness to net capital		0.0%

Reconciliation with Company's computation (included in part II of form X-17A-5 as of December31. 2015)

Net capital, as reported in the Company's part II (unaudited) focus report	$	17,680
Net capital per above	$	17,680

CMC TRANSACTION SERVICES, LLC
(FORMERLY JOHNSTON BLAKELY & COMPANY, LLC)

REPORT UNDER THE EXEMPTION CONTAINED IN RULE 15C3-3

Year Ended December 31, 2015



TABLE OF CONTENTS



SAMET

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
CMC Transaction Services, LLC (formerly Johnston Blakely & Company, LLC)

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions Contained in Rule 15c3-3, in which (1) CMC Transaction Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which CMC Transaction Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) CMC Transaction Services, LLC stated that CMC Transaction Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. CMC Transaction Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CMC Transaction Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Samet & Company PC

Chestnut Hill, Massachusetts

February 20, 2016

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com

CMC TRANSACTION SERVICES, LLC EXEMPTION REPORT

CMC Transaction Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240 17a-5, "Reports to be made by certain brokers and dealers). The Exemption Report was prepared as required by 17 C.F.R. §240 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240 15c3-3 under the following provisions of 17 C.F.R. §240 15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240 15c3-3(k) throughout most of the recent fiscal year without exception.



By: Benjamin J. Conway

Title: Principal

Date: February 10, 2016

CMC TRANSACTION SERVICES, LLC
FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
Year Ended December 31, 2015